Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS RECEIVES LENDER
APPROVAL FOR AMENDMENT TO CREDIT AGREEMENT

Calgary, Alberta, May 20, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced it has received the required two-thirds majority approval from its syndicate of lenders to amend its credit agreement to exclude the impact of NAEP’s anticipated $40 million to $45 million fiscal 2011 revenue writedown when determining EBITDA-related covenant compliance.

“We are pleased to have worked with our lending partners to reach this mutually satisfactory agreement,” said David Blackley, Chief Financial Officer of NAEP.  “Our lenders recognize that the revenue writedown relating to our long-term overburden removal contract with Canadian Natural is a non-recurring item and upon resolution of the issue, part or the entire amount written down in 2011 may be recognized as revenue.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is EBITDA (as defined within our credit agreement with our lenders). The Company provides a reconciliation of  EBITDA to net income reported in its most recently filed Manaagement’s Discussion and Analysis  which may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Examples of forward looking information in this release include, but are not limited to, the statement that part or all of amount written down may be recognized as profit at a later date.  The material factors or assumptions used to develop such forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements include our ability, through the working group established, to come to an agreement with Canadian Natural on appropriate adjustments to indicies. These factors are not intended to represent a complete list of the factors that could affect the Company. See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:       (780) 960-7103
Email: krowand@nacg.ca